UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Avolon Holdings Limited

(Name of Issuer)

Common Shares, $0.000004 par value per share

(Title of Class of Securities)

G52237107

(CUSIP Number)

Hayley Tanguy

Cinven Limited

East Wing, Trafalgar Square

Les Banques, St Peter Port

Guernsey, GY1 3PP

Tel: +44 (0)1481749705

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Cinven Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,500,431 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,500,431 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,500,431

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.15%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Cinven Capital Management (G4) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,500,431 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,500,431 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,500,431

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.15%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Cinven Capital Management (IV) Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,500,431 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,500,431 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,500,431

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.15%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Fourth Cinven Fund (No. 1) Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Fourth Cinven Fund (No. 2) Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Fourth Cinven Fund (No. 3 - VCOC) Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Fourth Cinven Fund (No. 4) Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Fourth Cinven Fund (UBTI) Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Fourth Cinven Fund Co-Investment Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Fourth Cinven (MACIF) Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Cinven S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Fourth Cinven Fund FCPR

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Idamante S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,308,195 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,308,195 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,308,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.67%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G52237107		13G

1.	Names of Reporting Persons Fourth Cinven (Railpen 2011) Co-Investment Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,192,236 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,192,236 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,236

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.47%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G52237107	13G

Item 1.
	(a)	Name of Issuer Avolon Holdings Limited
	(b)	Address of Issuer’s Principal Executive Offices The Oval, Building 1, Shelbourne Road, Ballsbridge Dublin 4, Ireland

Item 2.
(a)

Name of Person Filing
This joint statement on Schedule 13G is being filed by:

Cinven Limited

Cinven Capital Management (G4) Limited

Cinven Capital Management (IV) Limited Partnership

Fourth Cinven Fund (No. 1) Limited Partnership

Fourth Cinven Fund (No. 2) Limited Partnership

Fourth Cinven Fund (No. 3 - VCOC) Limited Partnership

Fourth Cinven Fund (No. 4) Limited Partnership

Fourth Cinven Fund (UBTI) Limited Partnership

Fourth Cinven Fund Co-Investment Partnership

Fourth Cinven (MACIF) Limited Partnership

Cinven S.A.

Fourth Cinven Fund FCPR

Idamante S.à r.l.

Fourth Cinven (Railpen 2011) Co-Investment Limited Partnership

(together, the "Reporting Persons")

(b)

Address of the Principal Office or, if none, Residence
The address of the principal office of Cinven Limited, Cinven Capital Management (G4) Limited, Fourth Cinven Fund (No. 1) Limited Partnership, Fourth Cinven Fund (No. 2) Limited Partnership, Fourth Cinven Fund (No. 3 - VCOC) Limited Partnership, Fourth Cinven Fund (No. 4) Limited Partnership, Fourth Cinven Fund (UBTI) Limited Partnership and Fourth Cinven (MACIF) Limited Partnership is East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP.  The address of the principal office of Cinven Capital Management (IV) Limited Partnership is 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom.  The address of the principal office of Fourth Cinven Fund Co-Investment Partnership and Fourth Cinven (Railpen 2011) Co-Investment Limited Partnership is Warwick Court, Paternoster Square, London EC4M 7AG, United Kingdom.  The address of the principal office of Cinven S.A. and Fourth Cinven Fund FCPR is 4, square Edouard VII, 75009 Paris, France.  The address of the principal office of Idamante S.à r.l. is 4, rue Albert Borschette, L-1246 Luxembourg.

(c)

Citizenship
Cinven Limited is a private company incorporated under the laws of England and Wales.  Cinven Capital Management (G4) Limited is a private company incorporated under the laws of Guernsey.  Each of Fourth Cinven Fund (No. 1) Limited Partnership, Fourth Cinven Fund (No. 2) Limited Partnership, Fourth Cinven Fund (No. 3 - VCOC) Limited Partnership, Fourth Cinven Fund (No. 4) Limited Partnership, Fourth Cinven Fund (UBTI) Limited Partnership, Fourth Cinven (MACIF) Limited Partnership and Fourth Cinven (Railpen 2011) Co-Investment Limited Partnership is a limited partnership organized in England and Wales.  Cinven Capital Management (IV) Limited Partnership is a limited partnership organized in Scotland.  Fourth Cinven Fund Co-Investment Partnership is a partnership organized in England and Wales.  Cinven S.A.is a société anonyme organized in France.  Fourth Cinven Fund FCPR is a fonds communs de placement à risque organized in France.  Idamante S.à r.l. is a société à responsabilité limitée incorporated in Luxembourg.

	(d)	Title of Class of Securities Common Shares, $0.000004 par value per share
	(e)	CUSIP Number G52237107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. G52237107	13G

Item 4.	Ownership.
(a)

Amount beneficially owned:

Idamante S.à r.l. (“Idamante”) is the record owner of 14,308,195 Common Shares of the Issuer (the “Idamante Shares”). Fourth Cinven Fund (No. 1) Limited Partnership, Fourth Cinven Fund (No. 2) Limited Partnership, Fourth Cinven Fund (No. 3 - VCOC) Limited Partnership, Fourth Cinven Fund (No. 4) Limited Partnership, Fourth Cinven Fund (UBTI) Limited Partnership, Fourth Cinven (MACIF) Limited Partnership (together, the “Limited Partnerships”), Fourth Cinven Fund Co-Investment Partnership and Fourth Cinven Fund FCPR (together with the Limited Partnerships and Fourth Cinven Fund Co-Investment Partnership, the “Cinven Funds”) collectively own more than 98.8% of Idamante.  Each of the Limited Partnerships is managed and controlled by Cinven Limited.  The Limited Partnerships, Fourth Cinven Fund Co-Investment Partnership and Fourth Cinven Fund FCPR are parties to an agreement whereby Fourth Cinven Fund Co-Investment Partnership and Fourth Cinven Fund FCPR act in accordance with the actions of the Limited Partnerships, meaning that Cinven Limited also effectively controls Fourth Cinven Fund Co-Investment Partnership and Fourth Cinven Fund FCPR.  Each of the Cinven Funds, due to their common control, could be deemed to own beneficially each other’s securities, and therefore, each of the Cinven Funds may be deemed to own beneficially all of the Idamante Shares.  Cinven Limited may also be deemed to own beneficially the Idamante Shares due to its control of the Cinven Funds, which collectively control Idamante.  Cinven Capital Management (IV) Limited Partnership is the general partner of each of the Limited Partnerships, and Cinven Capital Management (G4) Limited is the general partner of Cinven Capital Management (IV) Limited Partnership, and as such, each may also be deemed to own beneficially the Idamante Shares due to their control of the Limited Partnerships.  Cinven S.A. acts as manager of Fourth Cinven Fund FCPR, and as such, may also be deemed to own beneficially the Idamante shares due to its control of Fourth Cinven Fund FCPR.  The board of directors of Cinven Limited has the sole right to make decisions regarding the voting and disposition of the common shares of Idamante held by the Cinven Funds, and is therefore the controlling entity of Idamante.

Fourth Cinven (Railpen 2011) Co-Investment Limited Partnership (“Railpen 2011”) is the record owner of 1,192,326 Common Shares of the Issuer (the “Railpen Shares”).  Railpen 2011 is managed and controlled by Cinven Limited, and as such, Cinven Limited also may be deemed to own beneficially the Railpen Shares.  Cinven Capital Management (IV) Limited Partnership is the general partner of Railpen 2011, and Cinven Capital Management (G4) Limited is the general partner of Cinven Capital Management (IV) Limited Partnership, and as such, each may also be deemed to own beneficially the Railpen Shares due to their control of Railpen 2011.  The board of directors of Cinven Limited has the sole right to make decisions regarding the voting and disposition of the Common Shares held by Railpen 2011.

Each Reporting Person disclaims beneficial ownership of the Common Shares held by any person, other than such Reporting Person.

(b)

Percent of class:

See Line 11 of the cover sheets.  The percentages set forth on the cover sheet for each Reporting Person are calculated based upon 80,952,381 shares of the Issuer’s Common Shares outstanding as set forth in the Issuer’s Prospectus filed with the SEC on December 15, 2014.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: see line 5 of the cover sheets.
(ii) Shared power to vote or to direct the vote: see line 6 of the cover sheets.
(iii) Sole power to dispose or to direct the disposition of: see line 7 of the cover sheets.
(iv) Shared power to dispose or to direct the disposition of: see line 8 of the cover sheets.
Each Reporting Person disclaims beneficial ownership of such Common Shares except for the shares, if any, such Reporting Person holds of record.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 99.2.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. G52237107	13G

Item 10.	Certification.
Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2015

CINVEN LIMITED

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

CINVEN CAPITAL MANAGEMENT (G4) LIMITED

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP

By:	CINVEN CAPITAL MANAGEMENT (G4) LIMITED
as General Partner

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

FOURTH CINVEN FUND (NO. 1) LIMITED PARTNERSHIP

By:	CINVEN CAPITAL MANAGEMENT (G4) LIMITED
as General Partner of
CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP
as General Partner

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

CUSIP No. G52237107	13G

FOURTH CINVEN FUND (NO. 2) LIMITED PARTNERSHIP

By:	CINVEN CAPITAL MANAGEMENT (G4) LIMITED
as General Partner of
CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP
as General Partner

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

FOURTH CINVEN FUND (NO. 3 - VCOC) LIMITED PARTNERSHIP

By:	CINVEN CAPITAL MANAGEMENT (G4) LIMITED
as General Partner of
CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP
as General Partner

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

FOURTH CINVEN FUND (NO. 4) LIMITED PARTNERSHIP

By:	CINVEN CAPITAL MANAGEMENT (G4) LIMITED
as General Partner of
CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP
as General Partner

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

FOURTH CINVEN FUND (UBTI) LIMITED PARTNERSHIP

By:	CINVEN CAPITAL MANAGEMENT (G4) LIMITED
as General Partner of
CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP
as General Partner

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

FOURTH CINVEN FUND CO-INVESTMENT PARTNERSHIP

By:	/s/ Xavier Geismar
	Name:	Xavier Geismar
	Title:	Partner

CUSIP No. G52237107	13G

FOURTH CINVEN (MACIF) LIMITED PARTNERSHIP

By:	CINVEN CAPITAL MANAGEMENT (G4) LIMITED
as General Partner of
CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP
as General Partner

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

CINVEN S.A.

By:	/s/ Xavier Geismar
	Name:	Xavier Geismar
	Title:	Directeur général

FOURTH CINVEN FUND FCPR

By:	CINVEN S.A.
Manager

By:	/s/ Xavier Geismar
	Name:	Xavier Geismar
	Title:	Directeur général

IDAMANTE S.À R.L.

By:	/s/ Daniele Arendt-Michels
	Name:	Daniele Arendt-Michels
	Title:	Manager

FOURTH CINVEN (RAILPEN 2011) CO-INVESTMENT LIMITED PARTNERSHIP

By:	CINVEN CAPITAL MANAGEMENT (G4) LIMITED
as General Partner of
CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP
as General Partner

By:	/s/ William Scott
	Name:	William Scott
	Title:	Director

CUSIP No. G52237107	13G

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 8 Information